EXHIBIT 5.1

[Letterhead of Sheppard, Mullin, Richter & Hampton LLP]

March 8, 2005

Unified Western Grocers, Inc.

5200 Sheila Street

Los Angeles, CA 90040

Re:	Form S-2 Registration Statement of Unified Western Grocers, Inc.
Partially Subordinated Patrons’ Deposit Accounts

Ladies and Gentlemen:

We have acted as special counsel to Unified Western Grocers, Inc., a California corporation (the “Company”), in connection with the filing of a registration statement on Form S-2 (the “Registration Statement”), registering under the Securities Act of 1933, as amended, the offering of $50,000,000 in Partially Subordinated Patrons’ Deposit Accounts (the “Deposit Accounts”) of the Company. This opinion is being furnished in accordance with the requirements of Item 16 of Form S-2 and Item 601(b)(5)(i) of Regulation S-K.

In rendering the opinion expressed below, we have examined the following agreements (the “Service Agreements”):

(a)	The form of Retail Grocer Application and Agreement for Service Affiliation with and the Purchase of Shares of Unified Western Grocers, Inc. and Pledge Agreement;

(b)	The form of Retail Grocer Application and Agreement for Continuing Service Affiliation with Unified Western Grocers, Inc. and Pledge Agreement; and

(c)	The form of Application and Agreement for Service Affiliation as a Member-Patron with Unified Western Grocers, Inc. and Pledge and Security Agreement.

In rendering the opinion expressed below, as to matters of fact, we have relied on a certificate of officers of the Company (the “Officers’ Certificate”) and on certificates and statements of government officials, all without independent verification.

In such examination, we assumed that the signatures on documents and instruments examined by us are authentic, that each is complete and what it purports to be, that all documents and instruments submitted to us as copies or facsimiles or submitted electronically conform with the originals, and that the documents and instruments submitted to us have not been amended or modified since the date submitted.

In our examination of documents, we further assumed (i) that each person or entity entering into such documents (other than the Company in connection with the Service Agreements) has or had the power, legal competence and capacity to enter into and perform all of such party’s obligations thereunder, (ii) the due authorization, execution and delivery by each party (other than the due authorization of the Service Agreements by the Company), (iii) the enforceability and binding nature of the obligations of the parties to such documents (other than as to the enforceability against, and the binding nature upon, the Company of the Service Agreements), (iv) that there is no fact or circumstance relating to any party that might prevent the holders of Deposit Accounts from enforcing any of the rights provided for in the Service Agreements, and (v) that no action has been taken or event occurred which amends, revokes, terminates or renders invalid any of the documents, records, consents or resolutions which we have reviewed since the date of the certificates we relied upon in rendering this opinion. We also assumed that there are no extrinsic agreements or understandings among the parties to the Service Agreements that would modify or interpret the terms of the Service Agreements or the respective rights or obligations of the parties thereunder.

We have also relied on the Officers’ Certificate as to the absence of any agreement or arrangement of the Company limiting or restricting the repayment of the Deposits other than the Service Agreements and the agreements in the following forms (the “Subordination Agreements”), one or more of which each depositor has entered into:

(a)	The form of Subordination Agreement executed by member-patrons before January 14, 1994; and

(b)	The form of Subordination Agreement executed by member-patrons on or after January 14, 1994.

We have also assumed that the issuance by the Company of the Deposit Accounts and the performance by the Company of its obligations under the Service Agreements with respect to the Deposit Accounts do not and will not violate, conflict with or constitute a default under any agreement or instrument to which the Company or its properties is subject, except that we do not make this assumption for those agreements and instruments which have been identified to us by the Company as being material to it and which are listed in Part II of the Registration Statement.

Based upon and subject to the foregoing and the qualifications and limitations set forth below, and subject to the limitations set forth in the Service Agreements and Subordination Agreements, it is our opinion that the Deposit Accounts will be binding obligations of the Company.

We note that the statement herein that a deposit account is a “binding obligation” of the Company means, subject to the qualifications and limitations set forth herein, that (i) the Company is obligated, subject to all applicable liens, offsets and rights of others, and after the depositor’s demand, to repay the deposit; and (ii) some remedy is available to the depositor if the Company does not, subject to all applicable liens, offsets and rights of others, and after the depositor’s demand, repay the deposit. This does not imply that any particular type of remedy is available.

Our opinion is further qualified by, and subject to, and we render no opinion with respect to, the following:

1. The effect of bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting the relief of debtors or the rights and remedies of creditors generally, including without limitation the effect of statutory or other law regarding fraudulent transfers, preferential transfers and distributions and equitable subordination.

2. Limitations imposed by general principles of equity upon the availability of equitable remedies for the enforcement of the Deposit Accounts, whether considered in a proceeding at law or in equity, and by the effect of judicial decisions holding that certain provisions are unenforceable when their enforcement would violate the implied covenant of good faith and fair dealing, or would be commercially unreasonable, or where their breach is not material.

3. The enforceability of any attorneys’ fees, choice of law, severability, reimbursement, indemnification or contribution provisions.

4. The effect of laws of escheat or unclaimed property or accounts.

Our opinions expressed herein are limited to the laws of the state of California. The opinions expressed herein are given as of the date hereof, and we undertake no obligation to supplement this letter if any applicable laws change after the date hereof or if we become aware of any facts that might change the opinions expressed herein after the date hereof or for any other reason.

We consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement and the naming of our firm in the “Legal Matters” portion of the prospectus included in the Registration Statement.

This opinion letter is rendered as of the date first written above, and we disclaim any obligation to advise you of facts, circumstances, events or developments which hereafter may be brought to our attention and which may alter, affect or modify the opinion expressed herein. Our opinion is expressly limited to the matters set forth above, and we render no opinion, whether by implication or otherwise, as to any other matters relating to the Company or the Deposit Accounts.

Respectfully submitted,

/s/ Sheppard, Mullin, Richter & Hampton LLP